UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Masimo Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
574795100
(CUSIP Number)

Quentin Koffey
Politan Capital Management LP
c/o Schulte Roth & Zabel LLP
919 Third Avenue, Suite 2300
New York, New York 10022
646-690-2830
With a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 23, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,648,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,648,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA
* All percentage calculations set forth herein are based upon the aggregate of 52,530,244 shares of Common Stock outstanding as of July 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2022.

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,648,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,648,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA
* All percentage calculations set forth herein are based upon the aggregate of 52,530,244 shares of Common Stock outstanding as of July 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2022.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,648,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,648,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA
* All percentage calculations set forth herein are based upon the aggregate of 52,530,244 shares of Common Stock outstanding as of July 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2022.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,648,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,648,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,648,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IN
* All percentage calculations set forth herein are based upon the aggregate of 52,530,244 shares of Common Stock outstanding as of July 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2022.

CUSIP No. 574795100	Page 6
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D filed on August 16, 2022 (the “Initial 13D” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
ITEM 1.      SECURITY AND ISSUER
Item 1 of the Initial 13D is hereby amended by amending and restating the second paragraph thereof as follows:
On September 23, 2022, Politan Master Fund, which was party to the Physically Settled Swaps, exercised all such Physically Settled Swaps. Following such settlement, the Reporting Persons each beneficially owns an aggregate of 4,648,869 shares of Common Stock. These shares represent approximately 8.8% of the outstanding shares of Common Stock.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Initial 13D is hereby amended and restated as follows:

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Common Stock referenced in Items 5 and 6 directly owned by Politan Master Fund are approximately $674,588,574. The source of funding for such transactions was derived from the capital of the Politan Funds.  In addition, the settlement of the Physically Settled Swaps referencing 4,294,369 shares of Common Stock included an interest payment of $3,292,700 from the capital of the Politan Funds.
ITEM 4.      PURPOSE OF TRANSACTION
Item 4 of the Initial 13D is hereby amended and supplemented by adding the following information:
On September 2, 2022, Quentin Koffey, the Managing Partner and Chief Investment Officer of Politan, met with Joe Kiani, Chief Executive Officer and Chairman of the Board of the Issuer. They were joined by employees of Politan and the Issuer.  They discussed the Issuer’s corporate governance, strategic initiatives and financial performance and Mr. Koffey expressed his interest in obtaining representation on the Issuer’s board of directors.

On September 9, 2022, the Issuer’s board of directors approved a rights agreement, or “poison pill”, and amended certain of the Issuer’s corporate bylaws to add new requirements for the nomination and election of directors by stockholders.

On September 20, 2022, counsel for the Reporting Persons communicated legal concerns about the amended bylaws to the Issuer’s counsel and requested that the Issuer’s board of directors reinstate the amended bylaws to their prior form.

Mr. Koffey has made several requests for a meeting with the Issuer’s full board of directors but none has been scheduled.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER
Item 5(a) and Item 5(b) of the Initial Schedule 13D are hereby amended and restated as follows:
(a), (b) The Reporting Persons each beneficially owns an aggregate of 4,648,869 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 8.8% of the outstanding shares of Common Stock, based on 52,530,244 shares of Common Stock outstanding as of July 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2022.
Politan, as the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan Management, as the

CUSIP No. 574795100	Page 7

general partner of Politan, which is in turn the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Politan GP, as the general partner of the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Koffey, as the managing partner and chief investment officer of Politan, and as the managing member of Politan Management and Politan GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.
Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:
On September 23, 2022, Politan Master Fund exercised the Physically Settled Swaps referencing 4,294,369 shares of Common Stock and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to Politan Master Fund an aggregate of 4,294,369 shares of Common Stock. Politan Master Fund had previously settled the Cash Settled Swaps in full under which it had economic exposure to 197,585 notional shares of Common Stock.
Exhibit 99.3 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Politan Funds since the filing of the Initial 13D.
ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:
On September 23, 2022, Politan Master Fund exercised the Physically Settled Swaps referencing 4,294,369 shares of Common Stock and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to Politan Master Fund an aggregate of 4,294,369 shares of Common Stock.  Politan Master Fund had previously settled the Cash Settled Swaps in full under which it had economic exposure to 197,585 notional shares of Common Stock.  Politan Master Fund is no longer a party to any Physically Settled Swaps or Cash Settled Swaps.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 574795100	Page 8
ITEM 7.      MATERIAL TO BE FILED AS AN EXHIBIT
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data

*Previously filed.

CUSIP No. 574795100	Page 9
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: September 27, 2022
POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
Name: Quentin Koffey

CUSIP No. 574795100	Page 10
INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data

* Previously filed.